New issue announcement
Perth, Australia: The Board of Orbital Engine Corporation Limited is pleased to announce the appointment of Mr Don Bourke as a Director and Chairman of the Company with effect from 21 August 2003.

Mr Bourke succeeds Mr Ross Kelly as Chairman of the Company, following Mr Kellys decision to retire as a Director and Chairman with effect from that date. The Board expresses their appreciation of Mr Kellys significant contribution to Orbital since his appointment to the Board in 1995.

Mr Bourke has extensive business experience and is currently Executive Chairman of Australian Technology Group Limited - a company established by the Federal Government in 1993 to assist in the commercialisation of startup IT&T and Bio-technology ventures. He is also Chairman of Olex Holdings Limited and Compudigm International Limited.

Previously, Mr Bourke has been a Director of Crown Casino Limited and BIL (Australia Holdings) Ltd as well as a Councillor of the National Library of Australia. For a number of years, Mr Bourke was the Finance Director of Consolidated Press Holdings Limited. Early in his career, Mr Bourke gained significant experience in the automotive industry, occupying various finance and senior management positions with Ford Australia during almost eighteen years with that company.


ends

Orbital is a leading international developer of engine technologies using direct in-cylinder fuel injection and lean-burn systems for enhanced fuel economy and lower emissions. The company serves the worldwide automotive, marine,recreational and motorcycle markets. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC), the New York Stock Exchange (OE) as well as the Berlin (ORE) and Frankfurt
(OREA) Exchanges.

CONTACTS:Website
http://www.orbeng.com.au/
Australia:  Mr Peter Cook
Chief Executive Officer
Tel: +61 8 9441 2311 USA: Tel: 1866 714 0668